JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

December 13, 2024

Ms. Rebecca Marquigny

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)
Tuttle Capital Congressional Trading ETF

Dear Ms. Marquigny:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on December 10, 2024. The comments related to Post-Effective Amendment (“PEA”) No. 139 to the registration statement of the Trust, which was filed on June 11, 2024, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register shares of a new series of the Trust, the Tuttle Capital Congressional Trading ETF (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

1.	Comment: In second paragraph under “Principal Investment Strategies,” the phrase “best returns over time” is used. How does the Adviser determine the best returns over time given the various tenures of the members of Congress?

Response: Registrant believes that the phrase “best returns over time” in the context in which it is used is clear. The prospectus states that the Adviser will obtain and utilize information from PTRs filed for the past three years, and that information reported in a PTR relates to a Congressperson’s trades while a member of Congress. In addition, the paragraph following the paragraph in which the language noted by the staff appears, clearly states that “equity securities acquired by Congressperson prior to his or her taking office are not considered when creating the initial portfolio.” As a result, Registrant believes that no changes in the prospectus disclosure is necessary to clarify that only trades made by a Congressperson while a member of Congress are considered in selecting securities for the Fund’s portfolio.

The disclosure has been revised to replace “best returns” with “highest total returns.”
2.	Comment: In the fourth paragraph of the second page of the prospectus, which discusses the adjustment of holdings, please address the following: How often does the Fund revisit the top 50 Congresspersons and otherwise adjust the 50 to 75 holdings throughout time.

Response: The disclosure has been revised to state that in addition to monitoring PTR filings after the establishment of an initial portfolio, the Adviser will periodically, the frequency of which is in the Adviser’s discretion, adjust the portfolio utilizing the same process as was used to create the initial portfolio.

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

December 13, 2024

3.	Comment: Best performance page 2, paragraph 5 sentence one. How will best performance be determined?

Response: Best performance will be determined by ranking each Congressperson’s total return on their portfolio. The disclosure has been revised to replace “best performance” with “highest total return.”
4.	Comment: For clarity, please revise the second sentence in the fifth paragraph on page two of the prospectus. Specifically, it states “the estimated portfolio holdings of these Congresspersons are then used to rank the aggregate holdings of those congresspersons weighted based on the holdings of each security in each Congress person's portfolio compared to the aggregate holdings of the selected Congressperson.” (emphasis added)

Response: This sentence has been revised to read as follows:

The portfolio holdings of these Congresspersons are then aggregated to determine the aggregate holdings of each security held by these Congresspersons as a group, which are ranked by the total market value of the aggregate holdings.

In addition, a new sentence has been added to this paragraph as follows:

The weightings in the Fund’s portfolio of each security selected are determined by dividing the total market value of the aggregate holdings of that security held by the selected Congresspersons as a group, by the total market value of the aggregate holdings of all securities held by the selected Congresspersons as a group that were selected for inclusion in the Fund’s portfolio.

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively